Television Broadcasts Limited
電視廣播有限公司

14 May 2008

The U.S. Securities & Exchange Commission
Office of International Corpora[redacted]
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

08003150

SEC Mail Processing Section
MAY 27 2008
Washington, DC
101

ISSUER: TELEVISION BROADCASTS LIMITED
FILE NO. 82-1072

Dear Sir,

SUPPL

TELEVISION BROADCASTS LIMITED -
Announcements on Suspension of Trading and
<u>Clarification Announcement and Resumption in Trading</u>

Enclosed please find a copy of each of the captioned announcements which have been published on the Stock Exchange of Hong Kong Limited and our corporate websites on 14 May 2008 for your records.

Yours faithfully,

PROCESSED
JUN 12 2008
THOMSON REUTERS

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

SUSPENSION OF TRADING

At the request of Television Broadcasts Limited (the "Company"), trading in the shares of the Company on the Stock Exchange of Hong Kong Limited was suspended from at 2:38pm on 14 May 2008, pending the release of an announcement which is price-sensitive in nature.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 14 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE Look Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

CLARIFICATION ANNOUNCEMENT

AND

RESUMPTION IN TRADING

This announcement has been made by Television Broadcasts Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors ("Board") of the Company has noted the recent increases in the price and trading volume of the shares of the Company. The Board has also noted certain articles published in various newspapers today, citing market speculation that the Company may be subject to sale. The Company is not aware of any negotiation in relation to a possible sale of shares in the Company.

The Board has made enquiries and has been informed that Shaw Holdings Inc., the controlling shareholder of Shaw Brothers (Hong Kong) Limited (a substantial shareholder of the Company), is currently under discussion with representatives of interested parties regarding a possible sale of the shares in Shaw Brothers (Hong Kong) Limited.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions and realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. Accordingly, investors are advised to exercise caution when trading in the shares of the Company.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended from 2:38pm on 14 May 2008 pending the release of this announcement. An application has been made to the Stock Exchange for resumption in trading in the shares of the Company on the Stock Exchange from 9:30am on 15 May 2008.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of the information contained in this announcement.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 14 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE Look Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

END

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*